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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Smith & Wesson Holding Corporation

(Name of Issuer)

Common Stock, $.001 par value

(Title of Class of Securities)

831756-10-1

(CUSIP Number)

John A. Kelly, c/o Smith & Wesson Holding Corporation
2100 Roosevelt Avenue, Springfield, Massachusetts 01104

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 31, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 831756-10-1			Page 2 of 4

1.	Name of Reporting Person: Colton R. Melby		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 7,079,652

		8.	Shared Voting Power: -0-

		9.	Sole Dispositive Power: 7,079,652

		10.	Shared Dispositive Power: -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,079,652

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.13%

14.	Type of Reporting Person (See Instructions): IN

Schedule 13D	Page 3 of 4

CUSIP No. 831756-10-1

     This Amendment No. 3 amends the Schedule 13D filed by Colton R. Melby (the “Reporting Person”) with the Securities and Exchange Commission (the “SEC”) on April 8, 2002, as amended by Amendment No. 1 thereto filed with the SEC on June 12, 2002, and Amendment No. 2 thereto filed with the SEC on December 12, 2003 (as amended, the “Schedule 13D”), relating to the Common Stock, $.001 per share (the “Common Stock”), of Smith & Wesson Holding Corporation, a Nevada corporation (the “Issuer”) sold by the Reporting Person between December 12, 2003 and March 31, 2005. Except as amended and supplemented hereby, the statement on Schedule 13D remains in full force and effect.

Item 1. Security and Issuer.

     The class of equity securities to which this statement on Schedule 13D relates is the Common Stock of the Issuer, whose principal executive offices are located at 2100 Roosevelt Avenue, Springfield, Massachusetts 01104.

Item 2. Identity and Background.

     Mr. Melby currently serves as a director of the Issuer. Mr. Melby is a resident of the United States. Mr. Melby’s business address is 14500 North Northsight Boulevard, Suite 116, Scottsdale, Arizona 85260.

     Mr. Melby has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has Mr. Melby been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 5. Interest in Securities of the Issuer.

     (a) The Reporting Person beneficially owns an aggregate of 7,079,652 shares of the Issuer’s outstanding Common Stock, which includes 105,000 shares of Common Stock pursuant to immediately exercisable stock options, representing approximately 22.13% of the outstanding shares of the Issuer’s Common Stock.

     (b) The Reporting Person has the sole power to vote or to direct the vote and to dispose or direct the disposition of all shares of the Issuer’s Common Stock beneficially owned by him.

     (c) The Reporting Person effected the following transactions in the Issuer’s Common Stock within 60 days of March 31, 2005.

Date	Type of Transaction	Number of Shares	Price Per Share
February 3, 2005	Sale of shares of Common	25,000	$2.172
	Stock pursuant to a 10b5-1
	Sales Plan

February 4, 2005	Sale of shares of Common	10,000	$2.37
	Stock pursuant to a 10b5-1
	Sales Plan

March 16, 2005	Gift of shares of Common	100,000	N/A
	Stock

March 31, 2005	Sale of shares of Common	25,000	$2.35
	Stock pursuant to a 10b5-1
	Sales Plan

     (d) Not applicable.

     (e) Not applicable.

Schedule 13D	Page 4 of 4

CUSIP No. 831756-10-1

Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 22, 2005

Date

/s/ Colton R. Melby

Signature

Colton R. Melby

Name/Title

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).